July 10, 2009

Mr. Terence O’Brien
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Chemtura Corporation Form 10-K for the fiscal year ended December 31, 2008 Filed March 2, 2009 Form 10-Q for the period ended March 31, 2009 Filed May 8, 2009 File Number: 1-15339

Dear Mr. O’Brien:

On behalf of Chemtura Corporation (“Chemtura”, the “Company”, “we” or “our”), this letter is being submitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 30, 2009 (the “Comment Letter”) with respect to the above captioned Forms 10-K and 10-Q.

For ease of reference, we have set forth below, in boldface type, the text of the Staff’s comment, with the Company’s response following immediately thereafter.  Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Forms 10-K and 10-Q.

This response letter is being provided as a correspondence file on EDGAR.

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Form 10-K for the year ended December 31, 2008

General

1.	We note your response to comment 1 in our letter dated May 21, 2009. Please note that we may have further comments after we review your amended Form 10-K.

The Company acknowledges your comment.

Acquisitions and Divestments, page 73

2.
We have read your response to comment 5.  You have told us that the oleochemical divestiture did not constitute a component of an entity in accordance with paragraph 41 of SFAS 144 and therefore you determined that the conditions in paragraph 42 of SFAS 144 for reporting the divestiture in discontinued operations would not be met.  It is unclear how this business does not constitute a component of an entity when you have disclosed that revenue attributable to this business were $160 million in 2007.  That is, it appears that the oleochemical business comprised operations and cash flows that could be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity, which we assume is Polymer Additives.  (i) Therefore, in your revised  disclosure, please clearly explain further your position that the criteria in paragraph 41 and 42 were not met.  (ii) Also, please clarify for us how it is possible for the business to meet the EITF 98-3 criteria as well as have distinguishable cash flow enabling SFAS 142 goodwill impairment testing yet still not meet the criteria in paragraphs 41-42.

i.
As of December 31, 2007, the Company’s Polymer Additives operating segment had two reporting units (as defined in SFAS 142): plastic additives and flame retardants.  The plastic additives reporting unit was made up of multiple product groups.  One of the product groups was plastic surfactants which itself included various product lines that were produced at a number of manufacturing facilities (including Memphis, Tennessee; Morgantown, West Virginia; and Lampertheim, Germany).  Among the product lines included within the plastic surfactants product group were oleochemical products which were manufactured at the Memphis plant location and were sold through a network of other Chemtura domestic and foreign legal entities.

In determining whether the operations and cash flows of the oleochemicals business were clearly distinguishable from the rest of Chemtura, operationally and for financial statement purposes, the following factors were considered:

•	Chemtura only tracks certain assets and does not track any liabilities at the product group and product line levels.

•
While revenue and standard cost data exist for product lines, we do not maintain profit centers (which capture all product costs beyond standard costs) for product lines and, as such, actual profitability and cash flows were not available for the oleochemicals product line.  Production variances, other indirect plant costs and other operating expenses are allocated at the product group level only (not at the product line level).

•
The oleochemicals product line benefited from certain shared functions such as information technology, procurement, logistics and strategic management.  These costs are allocated at the product group level (not at the oleochemicals level).

•	Corporate overhead allocations for certain administrative costs were only allocated at a reporting unit level (plastic additives in this situation).

•	The operating segment manager does not manage resources or cash flows at the product group or product line levels.

Based on these factors, the Company concluded that the plastic additives reporting unit was the lowest level at which cash flows can be clearly distinguished from the rest of the operating segment.  Therefore, the plastic additives reporting unit represented the component level in accordance with SFAS 144.  The oleochemical product line therefore did not qualify as a component of the entity.

We will include the following disclosure in the footnotes to our forthcoming Form 10-Q for the period ended June 30, 2009 to further explain the position described above (underlined text represent supplemental disclosures):

“On February 29, 2008, the Company completed the sale of its oleochemicals business which included the Company’s Memphis, Tennessee facility and recorded a net loss of $26 million.  Proceeds from the transaction were used to reduce debt.  The assets sold included inventory of $26 million, accounts receivable of $23 million, goodwill of $13 million, net fixed assets of $7 million, and intangible assets of $1 million.  The oleochemicals business had revenues of approximately $160 million in 2007.  As the Company does not capture fully absorbed costs, certain assets and any liabilities at the level of an individual product line (such as oleochemicals), cash flows for this business were determined not to be clearly distinguishable from the rest of the Company and therefore the operational results for oleochemicals were not classified as a discontinued operation.”

ii.
The Company followed the guidance of SFAS 142 paragraph 39 upon the disposal of the oleochemicals business.  Specifically, when a portion of a reporting unit that constitutes a business (as defined by EITF 98-3) is to be disposed of, goodwill associated with that business shall be included in the carrying amount of the business in determining the gain or loss on disposal.    A goodwill allocation was performed upon the sale of the oleochemicals business.  Prior to this divestiture, goodwill impairment testing occurred at the plastic additives reporting unit level which was the lowest level that cash flow information existed. The fair values of the plastic additives reporting unit were determined using a discounted cash flow model whereas the fair value of the oleochemicals business was determined based upon the agreed selling price of this business.

The Company reviewed the set of elements being transferred in the oleochemicals divestiture to determine if they constituted a business as defined by EITF 98-3.  EITF 98-3 states that if certain elements are not transferable or are not present, it is necessary to evaluate those missing elements to determine whether they are minor.  The Company performed an assessment of the missing elements using the three step process prescribed in paragraph 6 of EITF 98-3. The following is a summary of the Company’s assessment under EITF 98-3:

•	Step 1 – The set of transferred inputs, process and outputs includes:

o	Long –lived assets (building and equipment)

o	Intellectual property, intangible rights and property of the business

o	Plant and operational employees

o	Certain processes (administration of personnel, operational processes)

o	Access to customers through continuity of location and trade names

o	Rights under assumed contracts

o	Certain inventories and receivables

•	Step 2- The set does not include:

o	Certain processes (accounting system, payroll system)

o	Certain employees (senior management; various purchasing, logistics and IT personnel)

•
Step 3 –  The accounting and payroll systems are necessary to conduct the activities of the set; however, Chemtura concluded that those systems can be obtained with relative ease and without significant cost.  The missing employees in the transferred set of elements would not possess unique knowledge or attributes (given the mature and commodity-like nature of the industry) that could not be easily obtained by hiring other personnel.

Because the missing elements were considered minor, the set of elements transferred in the oleochemical divestiture was determined by management to represent a business under EITF 98-3.

Form 10-Q for the period ended March 31, 2009

Management’s Discussion and Analysis, page 31

3.
We have read your response to comment 10.  There is a concern that investors may not fully understand management’s basis for concluding that a substantial goodwill impairment charge was not required in the March 31, 2009 financial statements.  In this regard, we note that the company’s market capitalization prior to the March 17, 2009 NYSE delisting was $29 million whereas the March 31, 2009 equity balance is $338 million.  The value of the company’s stock would have had to increase from $0.12 per share on March 17, 2009 to $1.39 per share on March 31, 2009 in order for the company’s market capitalization to equal the net carrying value of its assets.  We understand that the company filed for Chapter 11 bankruptcy protection on March 18, 2009, and that the company’s NYSE price declined 92% during the quarter, and that the company’s sales, profits and operating cash flows all significantly declined during the quarter.  Therefore, investors may not fully understand how management could reasonably conclude that despite each of these adverse factors, the fair value of its reporting units at the end of the period substantially exceeded the company’s NYSE listed market capitalization at the beginning of the period.  (i) Consequently, the revised disclosure in the critical accounting estimates section of your December 31, 2008 Form 10K/A should fully explain this anomaly and provide a substantive basis for any view that the company’s March 17, 2009 quoted NYSE stock price should be excluded from the SFAS 142 fair value estimates.  The basis for exclusion is unclear given the substantial trading in the company’s stock prior to March 18, 2009.  (ii) Please also explain to readers why management’s inability to find buyers for the proposed business and asset sales (page 6 of the Form 10-Q) is consistent with management’s March 31, 2009 fair value estimates wherein a conclusion was reached that the company’s fair value substantially exceeded the net carrying value of assets.  (iii)  Also, please explain the basis for using market multiples of companies that do not appear comparable since these companies are presumably actively traded and not in Chapter 11 bankruptcy proceedings.  (iv) Please also quantify your fair value estimate at each SFAS 142 testing date so readers can understand the accuracy of prior estimates as required by Section 501.14 of the Financial Reporting Codification.

i.
The anomaly described in the above comment relative to the Company's market capitalization versus its SFAS 142 fair value estimates existed as of the Company’s March 31, 2009 interim impairment test.  As such, the Company proposes to add additional disclosures to the critical accounting estimates section of its forthcoming Form 10-Q filing for the period ended June 30, 2009.  These additional disclosures will address this anomaly and will also provide further clarification on the other issues referred to in the above comment.  The proposed critical accounting estimate disclosure (underlined text represent supplemental disclosures) will state the following relative to our 2008 and March 31, 2009 impairment tests (applicable information surrounding our June impairment assessment will be added to the forthcoming Form 10-Q) :

“The Company has elected to perform its annual goodwill impairment procedures for all of its reporting units in accordance with FASB Statement No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”), (Accounting Standards Codification Sub-topic 350-20, Intangibles – Goodwill and Other: Goodwill (“ASC 350-20”)), as of July 31, or sooner, if events occur or circumstances change that could reduce the fair value of a reporting unit below its carrying value.

The Company’s cash flow projections, used to estimate the fair value of its reporting units, are based on subjective estimates.  Although the Company believes that its projections reflect its best estimates of the future performance of its reporting units, changes in estimated revenues or operating margins could have an impact on the estimated fair values.  Any increases in estimated reporting unit cash flows would have had no impact on the carrying value of that reporting unit.  However, a decrease in future estimated reporting unit cash flows could require the Company to determine whether recognition of a goodwill impairment charge was required.  The assessment is required to be performed in two steps, step one to test for a potential impairment of goodwill and, if potential losses are identified, step two to measure the impairment loss through a full fair valuing of the assets and liabilities of the reporting unit utilizing the acquisition method of accounting.

The Company also performs corroborating analysis of its fair value estimates utilized for its step 1 tests at each annual and interim testing date.  During 2008, this corroborating analysis included reconciling the sum of the reporting unit fair values to the Company’s market capitalization value.  This corroborating analysis supported the conclusion that the reduction in certain reporting unit fair values for each subsequent test in 2008 correlated to the Company’s declining stock price during the second half of 2008.  The implied control premiums resulting from this corroborating analysis revealed a range of 25% to 35% which was deemed reasonable for the Company’s industry.

During the quarter ended March 31, 2009, there was continued weakness in the global financial markets, resulting in additional decreases in the valuation of public companies and restricted availability of capital.  Additionally, the Company’s stock price continued to decrease due to the constrained liquidity, deteriorating financial performance and the Debtors filing of a petition for relief under Chapter 11 of the United States Bankruptcy Code.  These events were of sufficient magnitude to the Company to conclude it was appropriate to perform a goodwill impairment review as of March 31, 2009.  The Company used its own estimates of the effects of the macroeconomic changes on the markets it serves to develop an updated view of its projections.  Those updated projections have been used to compute updated estimated fair values of its reporting units.  Based on these estimated fair values used to test goodwill for impairment in accordance with FAS 142 (ASC 350-20), the Company concluded that no impairment existed in any of its reporting units at March 31, 2009.

The Company did not perform its corroborating analysis of estimated fair values by using market capitalization for the March 31, 2009 interim impairment test.  The Company’s stock price had declined significantly as of March 31, 2009 as a result of the bankruptcy filing and its potential impact on equity holders who lack priority in the Company’s capital structure.  A reconciliation to a market capitalization based upon such a share price was not deemed to be appropriate since this was not a representative fair value of the reporting units in accordance with FAS 142 (ASC 350-20) and FAS 157 (ASC 820-10) (fair value assumes an exchange in an orderly transaction not a forced liquidation or distress sale).

The Company did perform alternative corroborating analysis procedures of its reporting unit fair value estimates at March 31, 2009.  This analysis included comparing reporting unit revenue and EBITDA multiples of enterprise value to comparable companies in the same industry.  These multiples were within the range of comparable companies.  In addition to comparisons of revenue and EBITDA multiples, the Company also compared fair value estimates to the written expressions of value received from third parties for certain reporting units during its asset sale processes that were conducted in the fourth quarter of 2008 and the first quarter of 2009.  All aspects of the various corroborating analysis performed as of March 31, 2009 revealed that the fair value estimates for the respective reporting units were reasonable.

The Company continually monitors and evaluates business and competitive conditions that affect its operations and reflects the impact of these factors in its financial projections. The Company also monitors its stock price over time as an indicator of changes in the fair value of its business.  If permanent or sustained changes in business, competitive conditions or stock price occur, they can lead to revised projections that could potentially give rise to impairment charges.”

ii.
As stated in Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-Q for the period ended March 31, 2009, “Potential buyers conducted due diligence and worked towards submitting their final offers on several businesses.  However, with the continuing recession and speculation about the financial condition of the Company, potential buyers became progressively more cautious.  Certain potential buyers expressed concern about the ability of the Company to perform its obligations under a sale agreement, increased their diligence requirements or concluded not to proceed with a transaction.”

Certain initial written expressions of value received for the businesses subject to the asset sales processes were submitted substantially in excess of the net carrying value of the assets of those businesses.  Closure of these sales was not feasible due to concerns by potential buyers regarding the legality and enforceability of contractual obligations and the ability of the Company to fulfill those obligations.  The use of these written expressions of value as corroborating evidence to our fair value estimates was mentioned in our proposed disclosure in item (i) above.

iii.
Paragraph 23 of SFAS 142 advises that the fair value of a reporting unit is the amount at which the reporting unit could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. Thus, the fair value of a reporting unit refers to the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. Quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available. However, in the case of the Company, none of its reporting units have publicly traded equity securities, thus, the Company applied the guidance contained in paragraph 25 of SFAS 142.

Paragraph 25 of SFAS 142 states that in estimating the fair value of a reporting unit, a valuation technique based on multiples of earnings or revenue or a similar performance measure may be used if that technique is consistent with the objective of measuring fair value. Use of multiples of earnings or revenue in determining the fair value of a reporting unit may be appropriate, for example, when the fair value of an entity that has comparable operations and economic characteristics is observable and the relevant multiples of the comparable entity are known. Conversely, use of multiples would not be appropriate in situations in which the operations or activities of an entity for which the multiples are known are not of a comparable nature, scope, or size as the reporting unit for which fair value is being estimated.

Consistent with paragraph 25, the Company concluded that it was appropriate to corroborate the fair values estimated using the discounted cash flow method by a comparison of the multiples of both earnings and revenue to those of selected publicly traded companies. Although the companies selected for purposes of this analysis were not of similar size, they all operate within the chemical industry sector and, therefore, are of similar nature.  The Company was valuing each of its reporting units on an individual basis and without regard to impacts of its Chapter 11 bankruptcy proceedings in the United States.  This approach is consistent with the guidance of paragraph 23 of SFAS 142 that the fair value of a reporting unit is the amount at which the reporting unit could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale.  Since the selected group of guideline companies are all actively traded and not parties to Chapter 11 bankruptcy proceedings the use of multiples derived from this group is appropriate as they are of a comparable nature.  Item (i) above provides the proposed disclosures regarding the use of comparable companies in our corroborating analysis of fair value estimates.

iv.
The Company believes that disclosing our reporting unit fair value estimates at each testing date would cause us significant competitive harm in future negotiations should we elect to divest all or a portion of these reporting units.  However, the Company will disclose the methods it uses to corroborate its fair value estimates as noted above in item (i).

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Chemtura further acknowledges that:

•	Chemtura is responsible for the adequacy and accuracy of the disclosures in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Chemtura may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (203) 573-2214 with any questions regarding any of the foregoing.

Very truly yours,

/s/Stephen C. Forsyth
Stephen C. Forsyth
Executive Vice President and Chief
Financial Officer